UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MGM Resorts International

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

552953101

(CUSIP Number of Class of Securities)

John M. McManus, Esq.

Executive Vice President, General Counsel and Secretary

MGM Resorts International

3600 Las Vegas Boulevard

South Las Vegas, Nevada 89109

(702) 693-7120

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Rod Miller, Esq.

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,250,000,000	$162,250

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1,250,000,000 in aggregate of common stock, par value $0.01 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $162,250	Filing Party: MGM Resorts International
Form or Registration No.: Schedule TO	Date Filed: February 13, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO AMENDMENT NO. 5

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by MGM Resorts International (“MGM,” the “Company” or the “Registrant”) on February 13, 2020, as amended on February 14, 2020 (“Amendment No. 1”), as further amended on February 14, 2020 (“Amendment No. 2”), as further amended on February 27, 2020 (“Amendment No. 3”) and as further amended on February 28, 2020 (“Amendment No. 4”), in connection with the Company’s offer to purchase up to $1,250,000,000 in value of shares of its common stock, par value $0.01 per share (the “Shares” and, such offer, the “Tender Offer”). The Tender Offer was being made in accordance with the terms and subject to the conditions described in the Offer to Purchase dated February 13, 2020 (as supplemented and amended to the date hereof, the “Offer to Purchase”), and in the amended and restated Letter of Transmittal (the “Amended and Restated Letter of Transmittal”) (which have been previously filed as exhibits to this Schedule TO) and was scheduled to expire at 12:00 Midnight, at the end of the day, New York City time, on March 12, 2020, unless extended or terminated (such date and time, the “Expiration Date”).

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Amended and Restated Letter of Transmittal, are hereby amended as follows:

Termination of Tender Offer

On March 12, 2020, the Company announced that it had terminated the Tender Offer as a result of the Share price and market index conditions to the Tender Offer not having been satisfied, as described below.

The Company’s obligation to acquire Shares pursuant to the Tender Offer was subject to various terms and conditions as specified in the Offer to Purchase and Amended and Restated Letter of Transmittal documents that were distributed to holders, including a condition that, as amended on February 28, 2020, specified that there shall not have occurred any decrease of more than 15% in the sale price of the Shares on the New York Stock Exchange (“NYSE”) or a decrease of more than 10% in the general level of market prices for equity securities in the United States of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies, in each case, as measured from the close of trading on February 28, 2020, the date of Amendment No. 4 announcing the amendment of the price range for the Tender Offer.

Under the terms of the Tender Offer, once such a decrease occurred at any time prior to the expiration of the Tender Offer, and regardless of any subsequent Share price or market index changes, the Company had the right to terminate the Tender Offer.

On March 5, 2020, the sale price of the Shares on the NYSE reached a low of $20.44, a decrease of approximately 16.8% from the sale price of the Shares on the NYSE as of the close of trading on February 28, 2020, thereby triggering the failure of the Share price condition referred to above, and the sale price of the Shares on the NYSE has remained at a level representing a greater than 15% decrease compared to February 28, 2020 for all or significant portions of each trading session from March 5, 2020 to March 12, 2020. In addition, on March 11, 2020, the New York Stock Exchange Index declined to levels representing a decrease of approximately 10.7% from the close of trading on February 28, 2020, thereby triggering the failure of the market index condition to the Tender Offer as well.

Accordingly, the Company has exercised its right to terminate the Tender Offer as a result of these triggering events having occurred. As a result of this termination, no Shares will be purchased in the Tender Offer and all Shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the press release issued by the Company on March 12, 2020 announcing the termination of the Tender Offer is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(G)	Press Release dated March 12, 2020.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A) *	Offer to Purchase, dated February 13, 2020.

(a)(1)(B) *	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 13, 2020.

(a)(1)(E) *	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 13, 2020.

(a)(1)(F) *	Summary Advertisement, dated February 13, 2020.

(a)(1)(G) *	Form of Notice of Withdrawal.

(a)(1)(H)*	Amended and Restated Letter of Transmittal (including IRS Form W-9).

(a)(1)(I)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(J)*	Amended and Restated Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 28, 2020.

(a)(1)(K)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated February 28, 2020.

(a)(1)(L)*	Amended and Restated Form of Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable

(a)(5)(A) *	Press Release, dated February 13, 2020.

(a)(5)(B)	Press Release dated February 12, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 12, 2020).

(a)(5)(C) *	Excerpted transcript of Registrant’s earnings conference call on February 12, 2020.

(a)(5)(D) *	Excerpted investor presentation slides presented during Registrant’s earnings call on February 12, 2020.

(a)(5)(E) *	Notice to certain employees regarding the Tender Offer, dated February 13, 2020.

(a)(5)(F)*	Press Release dated February 28, 2020.

(a)(5)(G)	Press Release dated March 12, 2020.

(d)(1)	Amended and Restated 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 10, 2014).

(d)(2)	Second Amended and Restated Annual Performance-Based Incentive Plan for Executive Officers (incorporated by reference to Appendix A to the Company’s Proxy Statement filed on April 20, 2016).

(d)(3)	Deferred Compensation Plan II, as Amended and Restated, effective December 17, 2014 (incorporated by reference to Exhibit 10.4(6) to the Company’s Annual Report on Form 10-K filed on March 2, 2015).

(d)(4)	Supplemental Executive Retirement Plan II, dated as of December 30, 2004 (incorporated by reference to Exhibit 10.1 on Form 8-K filed on January 10, 2005).

(d)(5)	Amendment No. 1 to the Supplemental Executive Retirement Plan II, dated as of July 10, 2007 (incorporated by reference to Exhibit 10.3(12) to the Company’s Annual Report on Form 10-K filed on February 29, 2008).

Exhibit Number	Description

(d)(6)	Amendment No. 2 to the Supplemental Executive Retirement Plan II, dated as of October 15, 2007 (incorporated by reference to Exhibit 10.3(14) to the Company’s Annual Report on Form 10-K filed on February 29, 2008).

(d)(7)	Amendment No. 1 to the Supplemental Executive Retirement Plan II, dated as of November 4, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 7, 2008).

(d)(8)	Employment Agreement, effective as of December 13, 2014, between the Company and Robert H. Baldwin (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 13, 2015).

(d)(9)	Separation Agreement and Complete Release of Claims, between MGM Resorts International and Robert H. Baldwin, dated October 10, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 11, 2018).

(d)(10)	Employment Agreement, dated as of October 3, 2016, by and between the Company and James J. Murren (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 5, 2016).

(d)(11)	Employment Agreement, executed as of August 24, 2015, between the Company and Daniel J. D’Arrigo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 28, 2015).

(d)(12)	Employment Agreement, effective as of November 15, 2016, between the Company and Corey Sanders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 7, 2016).

(d)(13)	Employment Agreement, effective as of November 15, 2016, between the Company and William Hornbuckle (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 7, 2016).

(d)(14)	Employment Agreement, effective as of November 15, 2016, between the Company and John McManus (incorporated by references to Exhibit 10.5(14) of the Company’s Annual Report on Form 10-K filed on February 27, 2019).

(d)(15)	Amended and Restated Deferred Compensation Plan for Non-employee Directors, effective as of June 5, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 11, 2014).

(d)(16)	Form of Restricted Stock Units Agreement of the Company, effective for awards granted in August 2012 through 2015 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(d)(17)	Form of Restricted Stock Units Agreement of the Company (Non-Employee Director), effective for awards granted in August 2012 and thereafter (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(d)(18)	Form of Restricted Stock Units Agreement of the Company (Performance), effective for awards granted in August 2012 through 2015 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(d)(19)	Form of Restricted Stock Units Agreement of the Company effective for awards granted in October 2015 and thereafter (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(20)	Form of Restricted Stock Units Agreement of the Company (Performance) effective for awards granted in October 2015 and thereafter (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(21)	Form of Sign-On RSU Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 5, 2016).

Exhibit Number	Description

(d)(22)	Form of Performance Share Units Agreement of the Company, effective for bonus awards granted in March 2014 through March 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 8, 2014).

(d)(23)	Form of Performance Share Units Agreement of the Company effective for awards granted in October 2015 and thereafter (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(24)	Form of Bonus Performance Share Units Agreement of the Company, effective for bonus awards granted in March 2016 and thereafter (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 6, 2016).

(d)(25)	Change of Control Policy for Executive Officers, dated as of November 5, 2012 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on November 8, 2012).

(d)(26)	Form of Memorandum Agreement re: Changes to Severance and Change of Control Policies (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on November 8, 2012).

(d)(27)	Form of Freestanding Stock Appreciation Right Agreement of the Company effective for awards granted in August 2012 and thereafter (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(d)(28)	Form of Freestanding Stock Appreciation Right Agreement of the Company effective for awards granted in October 2013 and thereafter (incorporated by reference to Exhibit 10.4(43) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(29)	Amendment to all Stock Appreciation Right Agreements adopted by the Compensation Committee of the Board of Directors on October 7, 2013 (incorporated by reference to Exhibit 10.4(44) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).

(d)(30)	Form of Freestanding Stock Appreciation Right Agreement of the Company effective for awards granted in October 2015 and thereafter (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(31)	Profit Growth Share Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(32)	Form of Performance Share Units Agreement (Profit Growth Share Incentive Plan) of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2015).

(d)(33)	MGM Growth Properties LLC 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-8 of MGM Growth Properties LLC (File No. 333-210832) filed on April 19, 2016).

(d)(34)	MGM Growth Properties LLC Form of 2016 Restricted Share Units Agreement (MGM Non-Employee Directors) (incorporated by reference to Exhibit 10.15 of the Current Report on Form 8-K of MGM Growth Properties LLC filed on April 25, 2016).

(d)(35)	MGM Growth Properties LLC Form of 2016 Restricted Share Units Agreement (MGM Employees) (incorporated by reference to Exhibit 10.16 of the Current Report on Form 8-K of MGM Growth Properties LLC filed on April 25, 2016).

(d)(36)	Retirement Policy for Senior Officers, adopted January 10, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 12, 2017).

(d)(37)	Form of Letter to Employees re: Existing Equity Awards (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 10, 2017).

Exhibit Number	Description

(d)(38)	Form of Performance Share Unit Agreement (Bonus Payout) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(39)	Form of Performance Share Unit Agreement (Annual Grant) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(40)	Form of Restricted Stock Unit Agreement (Non-Employee Director) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(41)	Form of Restricted Stock Unit Agreement (with Performance Hurdle) (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(42)	Form of Restricted Stock Unit Agreement (no Performance Hurdle) (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed March 10, 2017).

(d)(43)	Form of Restricted Stock Unit Agreement (Bonus RSUs) (incorporated by reference to Exhibit 10.5(40) to the Company’s Annual Report on Form 10-K filed on March 1, 2018).

(d)(44)	Form of Restricted Stock Unit (Deferred Payment Bonus) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2018).

(d)(45)	Form of Relative Performance Share Unit Agreement (Annual Grant) (incorporated by reference to Exhibit 10.5(41) to the Company’s Annual Report on Form 10-K filed on March 1, 2018).

*	Previously filed with the Schedule TO.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGM RESORTS INTERNATIONAL

By:	/s/ Andrew Hagopian III
Name:	Andrew Hagopian III
Title:	Chief Corporate Counsel and Assistant Secretary

Date: March 12, 2020